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                              March 15, 2021

       Paul Peter Tak, M.D., Ph.D.
       Chief Executive Officer and President
       Candel Therapeutics, Inc.
       117 Kendrick St Suite 450
       Needham, MA 02494

                                                        Re: Candel
Therapeutics, Inc.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted February
16, 2021
                                                            CIK No. 0001841387

       Dear Dr. Tak:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Form S-1(DRS) submitted on February 16, 2021

       General

   1.                                                   Please supplementally
provide us with copies of all written communications, as defined in
                                                        Rule 405 under the
Securities Act, that you, or anyone authorized to do so on your behalf, present to potential
investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies
of the communications.
       Prospectus Summary
       Overview, page 1

   2.                                                   Please revise
throughout to remove any inference regarding regulatory approval of your product candidates. You
may describe how your product candidates differ from those
 Paul Peter Tak, M.D., Ph.D.
Candel Therapeutics, Inc.
March 15, 2021
Page 2
         offered by your competitors and, if true, you may disclose that you are not aware of competing products being further along in the development process. In this regard, we note the following illustrative statements, and others like them:
"[b]ased on the broad
         range of data that [you] have generated from [your] preclinical models and clinical trials,
         [you] believe that [your] approach leads to a systemic, durable immune response against locally injected tumors and their distant metastases;" "clinical results to date from CAN-
         2409    and CAN-3110    suggest that these candidates have the
potential to address
         significant unmet patient need and improve clinical outcomes;" and "our product candidates... have demonstrated the capacity to induce systemic immune response in our preclinical studies."
Use of Proceeds, page 77

3. We note your risk factor on page 12 disclosing that you expect your expenses to significantly increase in connection with your ongoing activities and that, accordingly, you will need to obtain substantial additional funding in connection with our continuing operations. Please expand your disclosure to indicate how far the proceeds from the offering will allow you to proceed with the continued development of each of your programs, or clarify.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Research and Development Expenses, page 91

4. Please consider presenting the components of your research and development expenses for each of your major research and development projects for each period presented. If you do not maintain any research and development costs by project, please disclose that fact and explain why and provide other quantitative or qualitative disclosure to indicate the amount of resources being used on the projects. Refer to the Division of Corporation Finance
            Current Issues and Rulemaking Projects Quarterly Update    under
section VIII     Industry
         Specific Issues     Accounting and Disclosure by Companies Engaged in
Research and
         Development Activities. You can find it at the following website address:
         http://www.sec.gov/divisions/corpfin/cfcrq032001.htm#secviii.
Critical Accounting Policies and Estimates
Determination of fair value of common stock, page 95

5. Please explain to us how you determined the fair value of the common stock underlying your recent equity issuances and the reasons for any differences between recent sales of equity and the fair value of the common stock. This information will help facilitate our
FirstName LastNamePaul Peter Tak, M.D., Ph.D.
       review of your accounting for equity issuances, including stock compensation and
Comapany   NameCandel
       beneficial         Therapeutics,
                  conversion  features. Inc.
March 15, 2021 Page 2
FirstName LastName
 Paul Peter Tak, M.D., Ph.D.
FirstName  LastNamePaul
Candel Therapeutics, Inc. Peter Tak, M.D., Ph.D.
Comapany
March      NameCandel Therapeutics, Inc.
       15, 2021
March3 15, 2021 Page 3
Page
FirstName LastName
Business
IP, page 122

6. For the patents you own and license, please disclose the specific product candidate or platform technology the patents relate to, discuss the durations of the patents and identify the type of patent application (such as composition of matter, use or process).
Executive Compensation
Employment Agreements in Place During Fiscal Year 2020 for Our Named Executive Officers, page 149

7. Please file the individual employment arrangements with each of your named executive officers as an exhibit to the registration statement, or advise. See
Item 601(b)(10) of
         Regulation S-K for guidance.
Principal Stockholders, page 161

8. Please expand your disclosure to identify the natural person(s) with voting and/or dispositive power over the shares owned by the EAC Descendants Irrevocable Trust and the LKA Descendants Irrevocable Trust.
       You may contact David Burton at 202-551-3626 or Kate Tillan at 202-551-3604 if you
have questions regarding comments on the financial statements and related matters. Please contact David Gessert at 202-551-2326 or Celeste Murphy at 202-551-3257 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of Life
Sciences
cc:      Robert E. Puopolo, Esq.